FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Email: info@LBIX.com

LEADING BRANDS, INC.:

Announces that it has Entered into a Support Agreement with
Majesco Entertainment Company (“Majesco”)
To Finance Exploitation of Majesco Gaming Properties in China

Vancouver, Canada, February 8, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company”), announces that it has entered into a Support Agreement with Liquid Media Group, Inc’s (“Liquid”) subsidiary, Majesco Entertainment Company (“Majesco”), whereby the Company will invest in the exploitation of Majesco’s gaming properties in Asia.

On September 18, 2017 the Company announced that it had entered into a Definitive Arrangement Agreement (the “DAA”) with Liquid of Vancouver, Canada whereby LBIX would acquire 100% of Liquid pursuant to a plan of arrangement. The DAA was amended on January 15, 2018 and the exchange ratio adjusted so that LBIX shares would be valued at $1.78 US. It is anticipated that existing LBIX shareholders will hold 25.8% and Liquid shareholders are anticipated to hold 74.2% of the post-transaction entity.

In order to assist Liquid with the development of its gaming business (in advance of the closing of the Preferred Share financing also announced by Liquid on January 15, 2018) the Company has agreed to advance Funds to Majesco so that Majesco can in turn retain Web Presence in China (“WPIC”) to further its intellectual properties such as “A Boy and His Blob (男孩与泡泡怪)” currently selling in China. WPIC will ensure Majesco meets Chinese consumer demands; hosted in China to ensure maximum up-time and fast load times, with customized video and social media functionality.

As part of its engagement, WPIC will develop a WeChat posting function so user comments appear on the website and unique QR codes used for on-location approval for vouchers and coupons. This advanced integration into WPIC event promotion efforts will be used to initiate the presence of the Majesco properties in Asia. WeChat is China’s most popular social media platform and functions similarly to a combination of Facebook, Paypal and WhatsApp.

In exchange for this investment, the Company has the opportunity to receive 5% of the net profits from sales of Majesco gaming assets in Asia for a period of five years.

The full text of the corresponding Liquid News Release may be found at www.LiquidMediaGroup.co

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2018 Leading Brands, Inc.